Exhibit 8.1

List of Subsidiaries

Particulars	Country of incorporation	2012 (%)	2011 (%)	2010 (%)
Sify Software Limited	India	100	100	100
Hermit Projects Private Limited	India	100	—	—
Pace Info Com Park Private Limited	India	100	—	—
Sify International Inc.	USA	100	100	100
Sify Technologies (Singapore) Pte. Ltd.	Singapore	100	100